SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                        FIDELITY FINANCIAL OF OHIO, INC.
________________________________________________________________________________
                                (Name of Issuer)


                    Common Stock, par value $.10 per share
________________________________________________________________________________
                         (Title of Class of Securities)



                                    31614P107
________________________________________________________________________________
                                  (CUSIP Number)


                                                 with a copy to:
Jeffrey S. Halis                                 Eli S. Goldberg, Esq.
500 Park Avenue                                  Lowenstein, Sandler, Kohl,
Fifth Floor                                      Fisher & Boylan, P.A.
New York, New York  10022                        65 Livingston Avenue
(212) 486-4794                                   Roseland, New Jersey  07068
                                                 (201) 992-8700
________________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 20, 1996
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __

Note:   Six copies of this statement, including all  exhibits, should  be  filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
       1)    Names of Reporting Persons (S.S. or I.R.S. Identification
             Nos. of Above Persons):

                          Jeffrey S. Halis       ###-##-####
________________________________________________________________________________
       2)    Check the Appropriate Box if a Member of a Group (See
             Instructions):

      (a)                 Not
      (b)               Applicable
________________________________________________________________________________
       3)    SEC Use Only
________________________________________________________________________________
       4)    Source of Funds (See Instructions):    WC; PF
________________________________________________________________________________
       5)    Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
       6)    Citizenship or Place of Organization:

                       United States
________________________________________________________________________________
       Number of                   7)   Sole Voting Power:          266,250*
       Shares Beneficially         8)   Shared Voting Power:              0
       Owned by
       Each Reporting              9)   Sole Dispositive Power:     266,250*
         Person With:             10)   Shared Dispositive Power:         0
________________________________________________________________________________
      11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                       266,250*
________________________________________________________________________________
      12)    Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares  (See Instructions):
                                    Not Applicable
________________________________________________________________________________
      13)    Percent of Class Represented by Amount in Row (11):
                       4.8%*
________________________________________________________________________________
      14)    Type of Reporting Person (See Instructions):
                       IA, IN
________________________________________________________________________________

* 180,263 shares (3.2%) of Fidelity Financial of Ohio, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 25,987 shares (0.5%) of Fidelity Financial of Ohio, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 60,000 shares (1.1%) of Fidelity Financial of Ohio, Inc. common stock are owned in the aggregate by Jeffrey S. Halis, members of his immediate family and trusts for the benefit of members of his immediate family. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., respectively. In addition, Jeffrey
     S. Halis possesses sole voting and investment control over the securities owed by him, members of his immediate family and trusts for their benefit. See Item 5 for further information on the computation of percentages set forth herein.


Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $.10 per share, of Fidelity Financial of Ohio, Inc., whose principal executive offices are located at 4555 Montgomery Road, Cincinnati, Ohio 45212.


Item 2.   Identity and Background.

     The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Both Tyndall Partners, L.P. and Madison Avenue Partners, L.P. are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of Fidelity Financial of Ohio, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Fidelity Financial of Ohio, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Fidelity Financial of Ohio, Inc. by Jeffrey
S. Halis, members of his immediate family and trusts for the benefit of members of his immediate family come directly from such person's personal funds or the capital of such trusts, as the case may be.


Item 4.   Purpose of Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of the entities and persons described herein. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     Based upon information provided by management of Fidelity Financial of Ohio, Inc., as of December 5, 1996 there were issued and outstanding 5,593,969 shares of common stock of Fidelity Financial of Ohio, Inc. As of December 20, 1996, Tyndall Partners, L.P. owned 180,263 of such shares, or 3.2% of those outstanding, Madison Avenue Partners, L.P. owned 25,987 of such shares, or 0.5% of those outstanding, and Jeffrey S. Halis, including members of his immediate family and trusts for the benefit of members of his immediate family, owned 60,000 of such shares, or 1.1% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Fidelity Financial of Ohio, Inc. owned by (i) each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P. and (ii) him, members of his immediate family and trusts for the benefit of members of his immediate family. The following table details the transactions by each of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey S. Halis, including members of his immediate family and trusts for the benefit of members of his immediate family, in shares of common stock of Fidelity Financial of Ohio, Inc. during the sixty days prior to December 20, 1996 (the date of event which requires the filing of this statement):


                            A. Tyndall Partners, L.P.

       Date                        Quantity                 Price

                                 (Purchases)

  December 11, 1996                 29,748                   **



                                   (Sales)

  December 18, 1996                 20,000                 $11.25
  December 20, 1996                136,298                 $11.35


                        B. Madison Avenue Partners, L.P.

       Date                      Quantity                   Price

                                (Purchases)

                                      NONE

                                     (Sales)

  December 20, 1996                  1,100                 $11.35


                             C. Jeffrey S. Halis***


        Date                      Quantity                  Price

                                   (Purchases)

                                      NONE

                                     (Sales)

  November 22, 1996                2,500                   $11.25
  December 16, 1996                2,500                   $11.25


___________________
 ** Represents shares of Fidelity Financial of Ohio, Inc. common stock acquired in exchange for shares of Circle Financial Corp. ("CF") in the conversion of CF to the issuer.

 *** Including transactions by members of his immediate family and trusts for the benefit of members of his immediate family.




                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                        January 13, 1997


                                        ____________________________________
                                        Jeffrey S. Halis, individually and
                                        as a general partner of Halo Capital
                                        Partners, L.P., the general partner
                                        of each of Tyndall Partners, L.P.
                                        and Madison Avenue Partners, L.P.


ATTENTION:   INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).